This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note:
If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL – SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting".

1.	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

2.	Date of Material Change

January 23, 2004

3.	News Release

A news release was issued on January 26, 2004 at Vancouver, British Columbia.

4.	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is extremely sad to report that Mr. Arthur T. Fisher, the Company's President, passed away suddenly on Friday, January 23, 2004. Mr. Fisher was appointed as President on November 6, 2002.

Mr. Laurie Sadler, a director, has been appointed as interim President. Mr. Sadler, a chartered accountant and MBA, has been involved in the Company for the last four years and has actively assisted Mr. Fisher in the co- management of PMI Ventures Ltd. since Mr. Fisher's appointment in the fall of 2002.

5.	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is extremely sad to report that Mr. Arthur T. Fisher, the Company's President, passed away suddenly on Friday, January 23, 2004. Mr. Fisher was appointed as President on November 6, 2002. A professional engineer, graduate of the University of Edinburgh in mining engineering and business administration, Mr. Fisher touched many lives during his long and illustrious career. Our thoughts and prayers are with his family, friends and colleagues.

As President, Mr. Fisher managed the Company's Vancouver office and oversaw the Ashanti II Deep Gold exploration project in Ghana, West Africa. The exploration project in Ghana has a well-developed, self-

contained management structure under the leadership of Douglas R. MacQuarrie, P.Geo. (B.C.). Mr. MacQuarrie currently acts as the VP of Exploration for the Company and holds a B.Sc in Geology and Geophysics (Combined Honours) from the University of British Columbia. Mr. MacQuarrie has been actively involved in gold exploration in West Africa since 1993.

Mr. Laurie Sadler, a director, has been appointed as interim President. Mr. Sadler, a chartered accountant and MBA, has been involved in the Company for the last four years and has actively assisted Mr. Fisher in the co- management of PMI Ventures Ltd. since Mr. Fisher's appointment in the fall of 2002.

PMI Ventures Ltd. will continue with its planned drilling program as outlined in the Company's January 5, 2004 press release. Drilling is scheduled to start on February 5, 2004. The initial phase of the drill program will consist of deep diamond drilling on the School Zone and the commencement of a significant deep sensing, three- dimensional geophysical program. This geophysical program is designed to identify potential gold mineralized structures at depth which will be aggressively tested by further drilling in the second quarter of 2004. The exploration budget allotted to Ashanti II Deep Gold Project drill program is US$1 million dollars and will represent the largest drilling program undertaken by PMI Ventures Ltd. to date. The funds to conduct this program are in place.

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

6.	Reliance on Section 85(2) of the Securities Act (British Columbia)

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

Laurie Sadler, President Telephone: 604-681-8069

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 27th day of January, 2004.

"Laurie Sadler"
 Laurie Sadler, President

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-01	TSX Venture: PMV
January 26, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,768,555

APPOINTMENT OF INTERIM PRESIDENT & CONTINUATION OF EXPLORATION PROGRAM

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is extremely sad to report that Mr. Arthur T. Fisher, the Company's President, passed away suddenly on Friday, January 23, 2004. Mr. Fisher was appointed as President on November 6, 2002. A professional engineer, graduate of the University of Edinburgh in mining engineering and business administration, Mr. Fisher touched many lives during his long and illustrious career. Our thoughts and prayers are with his family, friends and colleagues.

As President, Mr. Fisher managed the Company's Vancouver office and oversaw the Ashanti II Deep Gold exploration project in Ghana, West Africa. The exploration project in Ghana has a well-developed, self-contained management structure under the leadership of Douglas R. MacQuarrie, P.Geo. (B.C.). Mr. MacQuarrie currently acts as the VP of Exploration for the Company and holds a B.Sc in Geology and Geophysics (Combined Honours) from the University of British Columbia. Mr. MacQuarrie has been actively involved in gold exploration in West Africa since 1993.

Mr. Laurie Sadler, a director, has been appointed as interim President. Mr. Sadler, a chartered accountant and MBA, has been involved in the Company for the last four years and has actively assisted Mr. Fisher in the co-management of PMI Ventures Ltd. since Mr. Fisher's appointment in the fall of 2002.

PMI Ventures Ltd. will continue with its planned drilling program as outlined in the Company's January 5, 2004 press release. Drilling is scheduled to start on February 5, 2004. The initial phase of the drill program will consist of deep diamond drilling on the School Zone and the commencement of a significant deep sensing, three-dimensional geophysical program. This geophysical program is designed to identify potential gold mineralized structures at depth which will be aggressively tested by further drilling in the second quarter of 2004. The exploration budget allotted to Ashanti II Deep Gold Project drill program is US$1 million dollars and will represent the largest drilling program undertaken by PMI Ventures Ltd. to date. The funds to conduct this program are in place.

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Laurie Sadler"

Laurie Sadler
President

For more information please contact:

Laurie Sadler	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.